EXHIBIT 12.1
STATEMENT REGARDING COMPUTATION
OF
RATIO OF EARNINGS TO FIXED CHARGES
Ratio of Earnings to Fixed Charges
(Dollars in millions)

	2004		2005		2006		2007		2008
Earnings:
Earnings before income taxes and minority interest	$308.6		$314.2		$270.3		$430.4		$14.0
Income in equity investees	(29.2)		(28.2)		(35.9)		(40.3)		(38.4)
Fixed charges	40.0		51.3		56.2		54.2		62.6
Capitalized interest amortization expense	2.9		3.0		3.9		4.9		5.8
Distributed income of equity investees	23.9		12.9		44.2		18.2		40.6
Less: Capitalized interest	(4.3)		(6.9)		(8.5)		(9.6)		(13.3)

Total earnings	$341.9		$346.3		$330.2		$457.8		$71.3

Fixed Charges:
Interest expense	$29.7		$37.1		$40.2		$34.7		$38.8
Capitalized interest	4.3		6.9		8.5		9.6		13.3
Rent expense	18.0		21.9		22.4		29.8		31.5
1/3 of rent expense	6.0		7.3		7.5		9.9		10.5

Total fixed charges	$40.0		$51.3		$56.2		$54.2		$62.6

Ratio of earnings to fixed charges	8.55	x	6.75	x	5.88	x	8.45	x	1.14	x